PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
外国法事務弁護士事務所
〒100-0011 東京都千代田区内幸町二丁目二番二号富国生命ビル二階
FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (03) 3597-8101 FACSIMILE (03) 3597-8120

外国法事務弁護士事務所
(ニューヨーク法)

1285 AVENUE OF THE AMERICAS
NEW YORK, NY 10019-6064
TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE

T-HONORÉ

4

...MENWAI DAJIE
BEIJING, 100004
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 6505-6822
FACSIMILE (86-10) 6505-6830

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650



July 2, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

NEC Electronics Corporation
File Number 82-34733
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of NEC Electronics Corporation, a joint stock company organized under the laws of Japan (the "Company"), we submit the enclosed documents pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act").

The enclosed documents are furnished with the understanding that such documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of such documents shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3597-8101. Please acknowledge receipt of this letter and the enclosed documents by stamping the enclosed receipt copy and returning it to our messenger who has been instructed to wait.

Sincerely,

Tong Yu

Enclosures

NEWS RELEASE

NEC

Press Contacts:
Hisashi Saito / Seiko Yabuuchi
Corporate Communications
NEC Electronics Corporation
+81-44-435-1664
h-saito@dc.jp.nec.com
yabu@ap.jp.nec.com

NEC Electronics Determined Issue Price of New Shares and Tentative Price Range for Book Building

KAWASAKI, Japan, June 30, 2003 — NEC Electronics Corporation (President: Kaoru Tosaka, Code No. 6723) today announced that the board of directors determined today the issue price of shares, which the Company will newly issue, and a tentative price range for book building. The Company previously announced on June 16, 2003 that the board of directors approved to issue new shares but the details announced today were undecided at the time of the earlier announcement on June 16, 2003.

The issue price described below does not represent the offering price (which is the price to be determined after book building) or the purchase price (which is the amount to be paid by the underwriters to the Company).

1. Issue Price

3,060 yen per share

However, if the purchase price is less than the issue price, the issue of new shares will be cancelled.

2. Portion of issue price which is not accounted as paid-in capital

1,530 yen per share

If the purchase price is higher than the issue price, the difference between the purchase price and the issue price will not be accounted as paid-in capital.

3. Tentative Price Range for Offering Price

3,600 yen to 4,200 yen per share

(Supplementary Information)

1. Number of shares to be issued or sold

1-1) Number of new shares to be issued: 23,500,000 shares of common stock

9,900,000 shares are to be offered in Japan and 13,600,000 shares are to be offered overseas. However, the final number of shares to be offered in Japan or overseas will be determined on July 14, 2003 taking into account the demand for the 23,500,000 shares.

1-2) Number of existing shares to be sold

a) 10,500,000 shares of common stock will be sold by NEC Corporation
b) Up to 3,000,000 shares of common stock may be sold as over-allotment(*) in the Japanese offering

2. Demand reporting period

July 2 (Wednesday) through July 11 (Friday), 2003

3. Price determination date

July 14, 2003 (Monday)
(The offering price (to be paid by investors for new shares) and sales price (to be paid by investors for existing shares), which shall be not less than the issue price, will be determined based upon the tentative price range after taking into account the market demand.)

4. Subscription period

July 15 (Tuesday) through July 18 (Friday), 2003

5. Payment date for the shares to be issued

July 23, 2003 (Wednesday)

6. Stock certificate delivery date

July 24, 2003 (Thursday)

7. Date from which dividends accrue

April 1, 2003 (Tuesday)

8. Reasons for the tentative price range

The tentative price range described above was determined based on factors such as the Company's business, the Company's financial results and condition, comparison with other public companies which are similar to the Company in business activities, opinions and demand forecasts of institutional buyers who are expected to have the ability to make a proper valuation, current condition of stock market, market valuation of recently listed stocks, and risk of price fluctuation until the listing date.

* Information concerning the sale of existing shares for the purpose of the over-allotment:

The sale of shares for the purpose of the over-allotment will be conducted by Daiwa Securities SMBC Co. Ltd., which will sell up to 3,000,000 shares of NEC Electronics common stock borrowed from NEC Corporation. The shares will be sold in the Japanese offering under the same terms as the offering of newly issued shares and the existing shares described above. This sale will reflect market demand in Japan for the new and existing shares. As the number of shares is an upper limit, the actual number of shares sold for the purpose of the over-allotment may be less than the upper limit, or none at all, depending on demand for NEC Electronics' shares.

###

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

外国法事務弁護士事務所

〒100-0011 東京都千代田区内幸町二丁目二番二号富国生命ビル二階

FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-0011, JAPAN

TELEPHONE (03) 3597-8101 FACSIMILE (03) 3597-8120

外国法事務弁護士事務所
(ニューヨーク法)

1285 AVENUE OF THE AMERICAS
NEW YORK, NY 10019-6064
TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

62, RUE DU FAUBOURG SAINT-HONORÉ
75008 PARIS, FRANCE
TELEPHONE (33 1) 53 43 14 14
FACSIMILE (33 1) 53 43 00 23

2918 CHINA WORLD TOWER II
NO. 1 JIANGUOMENWAI DAJIE
BEIJING, 100004
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 6505-6822
FACSIMILE (86-10) 6505-6830

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650

July 2, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

NEC Electronics Corporation
File Number 82-34733
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of NEC Electronics Corporation, a joint stock company organized under the laws of Japan (the "Company"), we submit the enclosed documents pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act").

The enclosed documents are furnished with the understanding that such documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of such documents shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3597-8101. Please acknowledge receipt of this letter and the enclosed documents by stamping the enclosed receipt copy and returning it to our messenger who has been instructed to wait.

Sincerely,



Tong Yu

Enclosures

Doc#: TK1: 47688_1